June 27, 2018

VIA EDGAR AND FEDEX

Jennifer Monick

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 27, 2018
File No. 001-36190 and 001-36191

Dear Ms. Monick:

This letter sets forth the response of Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”) to the comment letter, dated June 22, 2018, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Form 10-K for the fiscal year ended December 31, 2017 filed on February 27, 2018. In order to facilitate your review, we have repeated the comment in its entirety.

Form 10-K for the year ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Hotel Operating Profit and Hotel Operating Margin, page 57

1.    We note your presentation of Hotel Operating Profit. In future filings, please include a reconciliation of Hotel Operating Profit to net income. Please refer to Item 10(e) of Regulation S-K. This comment also applies to your presentation of Hotel Operating Profit in future earnings releases.

Response:

The Registrants acknowledge the Staff’s comment and confirm that future filings and earnings releases that include a presentation of Hotel Operating Profit will also include a reconciliation of Hotel Operating Profit to net income. The Registrants expect to include such disclosure in future Forms 10-K in substantially the form below:

Hotel Operating Profit and Hotel Operating Margin

Hotel Operating Profit and Hotel Operating Margin measure hotel-level operating results prior to debt service, income tax expense, impairment charges, depreciation and amortization and general and administrative expenses. The Company believes that Hotel Operating Profit and Hotel Operating Margin are useful measures to investors regarding our operating performance as they help us evaluate aggregate hotel-level profitability, specifically hotel operating efficiency and effectiveness. Further, these measures allow us to analyze period over period operating margin flow-through, defined as the change in Hotel Operating Profit divided by the change in total room and other hotel revenues.

We define Hotel Operating Profit as net income excluding: (1) income tax expense; (2) net interest expense; (3) other non-operating (income) expense; (4) other income; (5) (gain) loss on sale of hotel properties; (6) impairment of long-lived assets; (7) depreciation and amortization; (8) general and administrative expenses; and (9) loss on disposal of assets. We define Hotel Operating Margin as the ratio of Hotel Operating Profit divided by the sum of room and other hotel revenues. Hotel Operating Profit and Hotel Operating Margin are not meaningful or useful measures for ESH REIT on a stand-alone basis due to the fact that a Paired Share represents an investment in the Company, as a single, consolidated enterprise, which is reflected in the consolidated Company results of operations; therefore, we believe these performance measures are meaningful for the Company only.

The following tables provide reconciliations of Hotel Operating Profit and Hotel Operating Margin for the Company for the years ended December 31, 2017, 2016 and 2015 (in thousands):

	Year Ended December 31,
	2017	2016	2015
Net income	$172,188	$163,352	$283,002
Income tax expense	59,514	34,351	76,536
Interest expense, net	129,772	164,537	137,782
Other non-operating (income) expense	(399)	(1,576)	2,732
Other income	(2,959)	(25)	(45)
Gain on sale of hotel properties, net	(9,973)	—	(130,894)
Impairment of long-lived assets	25,169	9,828	9,011
Depreciation and amortization	229,216	221,309	203,897
General and administrative expenses	94,652	98,045	98,625
Loss on disposal of assets(1)	8,607	10,740	9,299

Hotel Operating Profit	$705,787	$700,561	$689,945

Room revenues	$1,260,868	$1,250,865	$1,265,653
Other hotel revenues	21,857	19,728	19,100

Total room and other hotel revenues	$1,282,725	1,270,593	$1,284,753

Hotel Operating Margin	55.0%	55.1%	53.7%

(1) Included in hotel operating expenses in the consolidated statements of operations.

If you have any questions, please feel free to contact the undersigned at 980-345-1965. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brian Nicholson
Brian Nicholson
Chief Financial Officer
Extended Stay America, Inc.
ESH Hospitality, Inc.

cc:	Peter McPhun (Securities and Exchange Commission)
Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)
Christopher Dekle (Extended Stay America, Inc. and ESH Hospitality, Inc.)